Exhibit 99.1



Mannatech Reports Third Quarter Results

Company reports improvement in year-over-year quarterly operating results

(COPPELL, Texas) November 3, 2010 – Mannatech, Incorporated (NASDAQ: MTEX - News), a global pioneer in the development of high-quality health, weight and fitness and skin care solutions based on nutritional science, today reported a net loss of $1.3 million or $0.05 cents per diluted share for the third quarter ending September 30, 2010, compared to a net loss of $9.2 million or $0.35 cents per diluted share for the third quarter of 2009. The company reported an operating loss of $3.7 million for the third quarter 2010 compared to an operating loss of $8.6 million in the third quarter of 2009.

Third quarter net sales for 2010 were $54.9 million, a decrease of 23.0%, compared to $71.3 million in the third quarter of 2009. International sales were essentially flat with the second quarter of 2010, while North American sales declined 8% compared to the second quarter of 2010.

For the nine months ended September 30, 2010, net sales were $173.1 million, down 21.2% from $219.6 million for the same period in 2009. The company reported a net loss for the nine month period of $7.9 million, compared to last year's nine month net loss of $19.5 million. The loss per share was $0.30, compared to a loss per share of $0.74 for the nine months ended September 2009.

"Our third quarter new Associate and Member recruiting levels were almost equal to second quarter levels. Historically, second quarter recruitment levels are bolstered by our annual sales incentive, so this year's third quarter recruiting results are encouraging metrics showing that our Associates are excited again about what Mannatech offers," said Dr. Robert Sinnott, co-CEO and chief science officer. "The recruiting performance also contributed to third quarter sales levels down slightly to that of second quarter 2010 sales levels." Dr. Sinnott continued, "At our major convention in early September, we commenced our official partnership with the International Sport Karate Association (ISKA), launched our unique Mannatech LIFT skin care line, and delivered exceptional selling tools. Our Associates are embracing these new products, partnerships and tools with great enthusiasm and excitement."

"We continue to manage our cost of sales, commission costs and operating expenses at efficient levels," said Stephen Fenstermacher, Co-CEO and chief financial officer. "Our balance sheet reflects higher cash and cash equivalents as well as lower outstanding payables compared to the second quarter of 2010, with essentially no long-term debt. Also, Associate excitement continues to build in anticipation of our launch of operations in Mexico on track for the first quarter of 2011."

New independent Associates and Members totaled 22,296 in the third quarter compared to 22,775 in the second quarter of 2010, and 36,689 in the third quarter of 2009. Total independent Associate and Member count based on a 12-month trailing period was approximately 422,000 as of September 30, 2010, as compared to 534,000 as of September 30, 2009.

Conference Call
Mannatech will hold a conference call and webcast to discuss this announcement with investors on Thursday, November 4, 2010 at 9:00 a.m. Central Daylight Time, 10:00 a.m. Eastern Daylight Time. Investors may listen to the call by accessing Mannatech's website at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=62253&eventID=3419590.

Individuals interested in Mannatech's products or in exploring its business opportunity can learn more at www.mannatech.com.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care solutions that are based on the solid foundation of nutritional science and development standards. These proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United Kingdom, Japan, Taiwan, Singapore and the Republic of Korea.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend", "indicate", "believe", "expect" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's ability to attract and retain Associates and Members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking

statements contained herein speak only as of the date of this release.

Contact Information:
Gary Spinell
Senior Vice President Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com

Net Sales in Dollars and as a Percentage of Consolidated Net Sales – *(Unaudited)*

Country	Three months ended September 30, 2010		2009	
	(in millions, except percentages)			
United States	$ 23.9	43.5%	$ 34.0	47.7%
Japan	8.9	16.2%	9.9	13.9%
Republic of Korea	5.1	9.3%	6.9	9.7%
Canada	4.6	8.4%	5.8	8.1%
Australia	4.7	8.6%	5.7	8.0%
South Africa	3.0	5.5%	3.9	5.5%
Taiwan	1.4	2.6%	1.4	2.0%
New Zealand	0.7	1.3%	1.1	1.5%
Germany	0.6	1.1%	0.9	1.3%
United Kingdom	0.4	0.7%	0.8	1.0%
Denmark	0.1	0.2%	0.5	0.7%
Singapore	0.5	0.9%	0.4	0.6%
Austria(1)	0.2	0.3%	—	—
Norway(1)	0.5	0.9%	—	—
The Netherlands(1)	0.2	0.3%	—	—
Sweden(1)	0.1	0.2%	—	—
Totals	**$ 54.9**	**100%**	**$ 71.3**	**100%**

____

(1) Austria, Norway, the Netherlands, and Sweden began operations in September 2009, and had a combined total net sales of $0.1 million for the period ended September 30, 2009.

Country	Nine months ended September 30, 2010		2009	
	(in millions, except percentages)			
United States	$ 77.7	44.9%	$ 109.7	49.9%
Japan	25.8	14.9%	31.4	14.3%
Republic of Korea	16.2	9.4%	19.2	8.8%
Canada	14.0	8.1%	17.5	8.0%
Australia	14.8	8.6%	16.7	7.6%
South Africa	9.0	5.2%	9.4	4.2%
Taiwan	5.0	2.9%	4.8	2.2%
New Zealand	2.5	1.4%	3.3	1.5%
Germany	1.8	1.0%	2.6	1.2%
United Kingdom	1.6	0.9%	2.5	1.1%
Denmark	0.4	0.2%	1.5	0.7%
Singapore	1.5	0.9%	1.0	0.5%
Austria(1)	0.9	0.5%	—	—
Norway(1)	1.2	0.7%	—	—
The Netherlands(1)	0.4	0.2%	—	—
Sweden(1)	0.3	0.2%	—	—
Totals	**$ 173.1**	**100%**	**$ 219.6**	**100%**

____

(1) Austria, Norway, the Netherlands, and Sweden began operations in September 2009, and had a combined total net sales of $0.1 million for the period ended September 30, 2009.

The number of new and continuing independent associates and members who purchased our packs or products during the twelve months ended September 30, 2010 and 2009 were as follows:

	2010		2009	
New	93,000	22.0%	151,000	28.3%
Continuing	329,000	78.0%	383,000	71.7%
Total	**422,000**	**100%**	**534,000**	**100%**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – *(UNAUDITED)*
(in thousands, except per share information)

	Three months ended September 30,		Nine months ended September 30,	
	2010	**2009**	**2010**	**2009**
Net sales	**$ 54,866**	**$ 71,295**	**$ 173,137**	**$ 219,640**
Cost of sales	7,924	11,923	24,640	35,944
Commissions and incentives	23,109	35,268	74,617	115,413
	31,033	47,191	99,257	151,357
Gross profit	**23,833**	**24,104**	**73,880**	**68,283**
Operating expenses:				
Selling and administrative	15,811	17,748	47,579	53,403
Depreciation and amortization	2,772	3,085	8,691	9,357
Other operating costs	8,911	11,842	26,292	30,831
Total operating expenses	27,494	32,675	82,562	93,591
Loss from operations	**(3,661)**	**(8,571)**	**(8,682)**	**(25,308)**
Interest income	20	39	1	182
Other income (expense), net	400	859	(175)	822
Loss before income taxes	**(3,241)**	**(7,673)**	**(8,856)**	**(24,304)**
(Provision) benefit for income taxes	1,963	(1,534)	982	4,785
Net loss	**$ (1,278)**	**$ (9,207)**	**$ (7,874)**	**$ (19,519)**
Net loss per share:				
Basic	**$ (0.05)**	**$ (0.35)**	**$ (0.30)**	**$ (0.74)**
Diluted	**$ (0.05)**	**$ (0.35)**	**$ (0.30)**	**$ (0.74)**
Weighted-average common shares outstanding:				
Basic	**26,490**	**26,464**	**26,487**	**26,462**
Diluted	**26,490**	**26,464**	**26,487**	**26,462**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30, 2010	December 31, 2009
ASSETS	*(unaudited)*	
Cash and cash equivalents	$ 21,680	$ 17,367
Restricted cash	1,282	1,288
Accounts receivable, net of allowance of $14 and $17 in 2010 and 2009, respectively	163	664
Income tax receivable	999	8,075
Inventories, net	25,389	31,290
Prepaid expenses and other current assets	3,515	3,139
Deferred tax assets	2,823	2,662
Total current assets	**55,851**	**64,485**
Property and equipment, net	19,963	27,144
Construction in progress	1,507	317
Long-term restricted cash	5,632	7,201
Other assets	2,162	2,503
Long-term deferred tax assets	693	652
Total assets	$ **85,808**	$ **102,302**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of capital leases	$ 1,197	$ 847
Accounts payable	5,309	11,319
Accrued expenses	13,271	14,231
Commissions and incentives payable	7,097	10,624
Taxes payable	3,265	2,577
Current deferred tax liability	423	274
Deferred revenue	2,881	2,807
Total current liabilities	**33,443**	**42,679**
Capital leases, excluding current portion	1,402	1,068
Long-term deferred tax liabilities	1,736	3,923
Other long-term liabilities	5,189	3,348
Total liabilities	**41,770**	**51,018**
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 27,697,560 shares issued and 26,490,466 shares outstanding in 2010 and 27,687,882 shares issued and 26,480,788 shares outstanding in 2009	3	3
Additional paid-in capital	41,934	41,442
Retained earnings	17,869	25,743
Accumulated other comprehensive loss	(977)	(1,113)
Less treasury stock, at cost, 1,207,094 shares in 2010 and 2009	(14,791)	(14,791)
Total shareholders' equity	**44,038**	**51,284**
Total liabilities and shareholders' equity	$ **85,808**	$ **102,302**